EXHIBIT 3.1(b)

Amendment to Section 3.5
of the Amended and Restated Bylaws of Ontrak, Inc.
(Adopted on August 9, 2024)
Underlined text in bold black font below represents additions, and stricken text in bold red font represents deletions, to Section 3.5 of the Amended and Restated Bylaws of Ontrak, Inc.
SECTION 3.5 Quorum. Subject to the immediately following sentence, unless the Corporation’s Certificate of Incorporation provides otherwise, one-third of the total number of directors of the Corporation shall constitute a quorum for the transaction of business by the Board. Notwithstanding the foregoing, if and when the number of persons elected or appointed to the Board increases to five or greater, as of immediately prior to the election or appointment of the fifth person to the Board and for so long as the number of persons elected or appointed to the Board is five or greater, a ~~A~~ majority of the total number of directors fixed in accordance with Section 3.1 of ~~by~~ these Bylaws~~, or in the absence of a bylaw which fixes the number of directors, the number stated in the Corporation’s Certificate of Incorporation or named by the incorporators,~~ shall constitute a quorum for the transaction of business. If ~~less than a majority of the directors are~~ a quorum is not present at a meeting of the Board ~~of Directors~~, a majority of the directors present at such meeting may adjourn the meeting from time to time without further notice.

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